December 11, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Capstar Acquisition Corp. Request to Withdraw Registration Statement on
Form S-1 (File No. 333-147096)

Ladies and Gentleman:

Capstar Acquisition Corp., a Delaware corporation (the “Company”), hereby submits its application to withdraw from registration pursuant to Rule 477 under the Securities Act of 1933, as amended, (the “Securities Act”), the Registration Statement on Form S-1 (File No. 333-147096), including all amendments and exhibits thereto, filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 2, 2007, and as amended on December 13, 2007 and January 10, 2008 (the “Registration Statement”), effective immediately.  The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions.  No sales have been made or will be made pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request for withdrawal, please contact Helena Wolin at Akin Gump Strauss Hauer & Feld LLP, counsel for the Company.  Ms. Wolin can be reached at (212) 872-8078.

                                                                                                Very truly yours,

CAPSTAR ACQUISITION CORP.

By:	/s/ Robert S. Hicks
Robert S. Hicks
Vice President